SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1 to

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

BLUE WOLF MONGOLIA HOLDINGS CORP.

(Name of Subject Company (Issuer) and Name of Filing Person (Issuer))

Ordinary Shares, no par value

(Title of Class of Securities)

G11962100

(CUSIP Number of Class of Securities)

Lee Kraus

c/o Blue Wolf MHC Ltd.

Two Greenwich Office Park, Suite 300

Greenwich, CT 06831

(203) 622-4903

(Name, Address and Telephone Number of Person

 Authorized to Receive Notices and Communications on Behalf of Filing Persons)

with a copy to:

Douglas S. Ellenoff, Esq.

Stuart Neuhauser, Esq.

Ellenoff Grossman & Schole LLP

150 East 42nd Street

New York, New York 10017

(212) 370-1300

(212) 370-7889 (fax)

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$14,635,660.90	$1,996.30

*	Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This calculation assumes the purchase of a total of 1,467,970 ordinary shares of Blue Wolf Mongolia Holdings Corp., no par value, at the tender offer price of $9.97 per share.

**	The amount of the filing fee, calculated in accordance with Rule 0-11(b) under the Exchange Act, equals $136.40 per million dollars of the transaction valuation.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: 1,996.30	Filing Party: Blue Wolf Mongolia Holdings Corp.
Form or Registration No.: Schedule TO-I	Date Filed: May 21, 2013

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

SCHEDULE TO

Blue Wolf Mongolia Holdings Corp., a British Virgin Islands business company with limited liability (“Blue Wolf” or the “Company”), hereby amends and supplements its Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) on May 21, 2013 (the “Schedule TO”). The Schedule TO, as further amended by this Amendment No. 1, relates to the Company’s offer to purchase for cash up to 1,467,970 of its ordinary shares, no par value (“Ordinary Shares”), at a price of $9.97 per share, net to the seller in cash, without interest (the “Share Purchase Price”) for an aggregate purchase price of up to $14,635,660.90. The Company’s offer is being made upon the terms and subject to certain conditions set forth in the Offer to Purchase dated May 21, 2013 (the “Offer to Purchase”) previously filed as Exhibit (a)(1)(A) to the Schedule TO and in the related Letter of Transmittal (the “Letter of Transmittal”) previously filed as Exhibit (a)(1)(B) to the Schedule TO, which, as amended or supplemented from time to time, together constitute the offer (the “Offer”). The Offer, as extended via this Amendment No. 1, now expires at 5:00 p.m. New York City Time, on Monday July 15, 2013, unless the Offer is extended.

This Amendment No. 1 to Schedule TO should be read in conjunction with the Schedule TO, the Offer to Purchase and the Letter of Transmittal, as the same may be further amended or supplemented hereafter and filed with the SEC. Capitalized terms used and not defined herein have the meanings assigned to such terms in the Offer to Purchase.

This Amendment No. 1 to Schedule TO, as it amends and supplements the Schedule TO, is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Pursuant to Rule 12b-15 under the Exchange Act, this Amendment No. 1 amends and supplements only the items and exhibits to the Schedule TO that are being amended and supplemented and unaffected items and exhibits are not included herein.

Item 1.     Summary Term Sheet.

Item 1 is hereby amended and supplemented as follows:

1.	References to “Wednesday, June 19, 2013”, as the Expiration Date are revised to read “Monday, July 15, 2013” beginning on the cover and throughout the Offer to Purchase.

2.	The following are added as the second, third, fourth and fifth sentences of the answer to the question “What are the most significant conditions to the Transaction?” on page 6: “Additionally, the Transaction is conditioned upon the parties entering an Investor Rights Agreement with POSCO as well as Lock-up and Support Agreements with holders of a majority of Li3’s outstanding shares of common stock. On June 13, 2013, POSCO executed the Investor Rights Agreement and a Lock-Up and Support Agreement. Li3 is in the process of obtaining executed Lock-Up and Support Agreements from holders of a majority of its issued and outstanding shares of common stock. Li3 has determined that no additional third party consents are required to consummate the Transaction.”

3.	The second sentence in the answer to the question “Until what time can I withdraw previously tendered Ordinary Shares?” on page 8 is hereby replaced with the following sentence: “Although pursuant to Rule 13e-4(f)(2)(ii) promulgated under the Exchange Act, you would also have the right to withdraw your previously tendered Ordinary Shares at any time after 11:59 p.m., New York City time, on Wednesday, July 17, 2013 if not accepted prior to such time, we will cease operations, distribute the proceeds held in our Trust Account to the holders of our Ordinary Shares purchased in our IPO and begin to liquidate Blue Wolf if we do not consummate the Transaction by July 22, 2013.”

4.	The following questions and answers thereto is hereby inserted following the answer to the question “What are the U.S. federal income tax consequences if I tender my Ordinary Shares?” on page 9:

“How will the Transaction be treated for U.S. federal income tax purposes?

It is expected by the parties to the Transaction that the Transaction will qualify as a “reorganization” within the meaning of Section 368(a)(2)(E) of the Internal Revenue Code, with the further expectation that Section 367(a) of the Internal Revenue Code will also apply to the Transaction requiring U.S. Holders of Li3 common stock to recognize gain (but not loss) on the exchange of the Li3 shares. See the section entitled “The Transaction - Material U.S. Federal Income Tax Considerations to Li3 Shareholders.”

What will be the accounting treatment for the Transaction?

Blue Wolf’s management has concluded that Li3 will be the accounting acquirer and the Transaction will be accounted for as a recapitalization by Li3 based on the evaluation of the facts and circumstances of the Transaction. See the section entitled “The Transaction — Accounting Treatment.”

Will there be any differences in the rights of Li3 shareholders as a result of the Transaction?

Yes. As a result of the Transaction, there will be several differences in the rights of Li3 shareholders as they will become shareholders of Blue Wolf.  These differences include, but are not limited to, notice requirements for shareholder meetings, approval requirements for charter amendments, and rights relating to dividends and other distributions. See “Nevada Company Considerations” for detailed information on the various differences.

5.	The following is added as the second sentence of the answer to the question “What will happen if I do not tender my Ordinary Shares?” on page 10: “However, such shareholders’ ownership interests will be diluted following the completion of the Offer and the consummation of the Transaction as a result of the issuance of the Merger Consideration to Li3’s shareholders.”

Item 4.     Terms of the Transaction.

(a) Material Terms.

Item 4(a) is hereby amended and supplemented as follows:

1.	The section “Information About the Companies – Li3” on page 25 of the Offer to Purchase is hereby amended and restated as follows:

“Li3 (OTCBB: LIEG) was incorporated under the laws of the state of Nevada on June 24, 2005. Li3 is a South America-based exploration stage company in the lithium mining and energy sector which files public reports with the SEC. Li3 aims to acquire, develop and commercialize a significant portfolio of lithium brine deposits in the Americas. It is currently focused on exploring, developing and commercializing its 60% controlling interest in its flagship Maricunga Project located in the northeast section of the Salar de Maricunga in Region III of Atacama, in northern Chile. In Chile, its assets consist of 1,888 hectares located within the Salar de Maricunga as well as 4,900 hectares of other prospective land holdings that are strategically located within close proximity to the salar that could serve as potential processing sites for the project. Together, its total Chilean land holdings consist of 6,788 hectares, and it believes it is one of the only companies with an advanced stage lithium and potassium project within the Salar de Maricunga. Li3 plans to continue exploring other synergistic opportunities to further augment and strengthen this property and its land portfolio throughout the region. With the completion of the NI 43–101 Compliant Measured Resource Report in May 2012, Li3’s goals are to: (a) advance Maricunga to the Feasibility Stage; (b) support the global implementation of clean and green energy initiatives; (c) meet growing lithium market demand; and (d) become a mid-tier, low cost supplier of lithium, potassium nitrate and other strategic minerals, serving global clients in the energy, fertilizer and specialty chemical industries. Li3 has no current source of revenue and Li3’s auditor has issued an opinion about the company’s ability to continue as a going concern. See “Business of Li3.”

Through Li3’s strategic partner POSCO, Li3 has been evaluating the use of their patented, Lithium Direct Extraction technology that may further improve upon the economics and address the inefficiencies in the lithium market (time to market and yield loss) that could improve upon the economics and shorten the commercial production timeline of Li3’s Maricunga project. Li3 plans to further evaluate this technology in test facilities that will measure both effectiveness and economic feasibility when measured against the conventional lithium commercialization process.Li3’s corporate office is located at Marchant Pereira 150, Of. 803, Providencia, Santiago de Chile, Chile, and its telephone number is +56 (2) 2896-9100.”

2.	The following is added as the second sentence to the first paragraph on page 34 of the Offer to Purchase in the section entitled “The Transaction - Background of the Transaction”: “Mr. Manternach contacted Mr. Lubow after reviewing public information regarding Li3 and did not have a pre-existing relationship with Mr. Lubow prior to that time.”

3.	The following amends and restates the entire ninth paragraph on page 34 in the section entitled “The Transaction - Background of the Transaction”:

“On March 11, 2013, Blue Wolf held a conference call with its board of directors in which the board unanimously approved execution of the MOU and negotiations with Li3 for a potential merger. In making its decision, the board considered a range of factors, including the key terms of the MOU, as well as Li3’s valuation, management and corporate governance. Prior to the conference call, the management of Li3 prepared and provided the management of Blue Wolf and Composite Capital, an affiliate of Blue Wolf’s sponsor, with certain information regarding Li3’s business, including its costs for production of lithium and also its anticipated timing for bringing its product to market, each of which reflected Li3 management’s estimates of production, capital costs and operating costs. Composite Capital then incorporated this information into its model of Li3’s discounted cash flow analysis and cash flow projection. In large part, this model contained Composite Capital’s adjustments to reflect assumptions related to: (i) the timing of development, including the assumption that Li3 had procured all exploitation licenses necessary to develop the existing Maricunga Project (which license had not been obtained), (ii) Li3’s consummation of several prospective strategic acquisitions and joint ventures, (iii) Li3’s ability to acquire 100% ownership of Maricunga, (iv) the sales prices for extracted products and co-products and (v) the prospective overhead costs of Li3. This model was included as part of a presentation submitted to the board, which presentation also included general information regarding the transaction, the current state of Li3’s assets, Li3’s strategic partners, an overview of the lithium sector, highlights of the Maricunga Project, potential accretive acquisitions and joint ventures, Li3’s capital structure, Li3’s corporate governance and the timing for a transaction with Li3. In making its determination to pursue a business transaction with Li3, the board relied primarily on the information provided by Li3 regarding Li3’s business, and in particular its costs for production of lithium and also its anticipated timing for bringing its product to market, in addition to Li3’s valuation implied by the terms of the MOU, and the valuation implied by the market price of Li3’s publicly traded stock. The directors also considered the attractiveness of entering the lithium industry, including the outlook for supply, demand and price, cost competitiveness and potential development options, such as acquisitions, joint ventures and partnerships. The board also considered several risks associated with Li3’s business, including political risk, regulatory risk and uncertainty in Li3’s ability to obtain an exploitation license from the Chilean government and its timing impact on production, financing risks related to Li3’s ability to finance production, and other uncertainties typical of early stage mining companies, such as the lack of feasibility studies prepared by independent consulting firms. The discounted cash flow analysis and projected cash flow information prepared by Composite Capital was not material to the board’s decision to pursue a potential transaction with Li3 because the board was aware that this information was subject to various uncertainties, especially with respect to timing, financing risk and regulatory risk. Rather, it was just one of the many factors considered by the board in evaluating the transaction.”

4.	The following is added as the second sentence to the third paragraph on page 35 of the Offer to Purchase in the section entitled “The Transaction - Background of the Transaction”: “The terms of the definitive agreement largely followed the terms set forth in the MOU with limited negotiations on material provisions.”

5.	The following is added as the third and fourth sentences to the sixth paragraph on page 35 of the Offer to Purchase in the section entitled “The Transaction - Background of the Transaction”: “This information was included, in all material respects, in the investor presentation filed by Blue Wolf with the SEC as exhibit 15.1 to Form 6-K on May 21, 2013. The board did not consider or review any other forecasts or financial projections prepared by Li3 management at this meeting.”

6.	The following is hereby inserted as a new section immediately preceding the section “Accounting Treatment” on page 37 of the Offer to Purchase:

“MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS TO LI3 SHAREHOLDERS

The following is a summary of the material U.S. federal income tax consequences to a U.S. Holder of common stock of Li3 that receives Blue Wolf Ordinary Shares in the Transaction. This summary is based on the Internal Revenue Code and judicial and administrative interpretations thereof, in each case as in effect and available as of the date of this Offer to Purchase and all of which are subject to change at any time, possibly with retroactive effect. Any such change could affect the tax consequences described below.

This summary is limited to Li3 shareholders that are U.S. Holders. A U.S. Holder is a beneficial owner of Li3 common shares that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or a resident of the United States;

•	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States or any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust, if (i) a court within the United States is able to exercise primary jurisdiction over its administration and one or more United States persons have the authority to control all of its substantial decisions or (ii) in the case of a trust that was treated as a United States trust under the law in effect before 1997, a valid election is in place under applicable Treasury Regulations.

This summary also does not discuss all tax considerations that may be relevant to shareholders in light of their particular circumstances, nor does it address the consequences to Li3 shareholders subject to special treatment under the U.S. federal income tax laws, such as:

•	dealers or traders in securities or currencies;

•	tax-exempt entities;

•	banks, financial institutions or insurance companies;

•	persons who acquired shares pursuant to the exercise of employee stock options or otherwise as compensation;

•	shareholders who own, or are deemed to own, at least 10% or more, by voting power or value, of Li3 equity;

•	holders owning shares as part of a position in a straddle or as part of a hedging, conversion or other risk reduction transaction for U.S. federal income tax purposes;

•	certain former citizens or long-term residents of the United States;

•	holders who are subject to the alternative minimum tax; or

•	persons that own Li3 common shares through partnerships or other pass-through entities.

This summary does not address the U.S. federal income tax consequences to shareholders who do not hold Li3 common shares as a capital asset (generally, assets held for investment). Moreover, this summary does not address any state, local or non-U.S. tax consequences or any estate, gift or other non-income tax consequences.

If a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes) holds Li3 common shares, the tax treatment of a partner in that partnership will generally depend on the status of the partner and the activities of the partnership. Such a partner or partnership should consult its own tax advisor as to the tax consequences of the Transaction.

Neither Li3 nor Blue Wolf intends to seek or obtain a ruling from the Internal Revenue Service as to the federal income tax consequences of the Transaction and as a result there can be no assurance that the Internal Revenue Service would not assert, or that a court would not sustain, a position contrary to any of the tax consequences set forth below.

HOLDERS OF SHARES OF COMMON STOCK OF Li3 SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE U.S. FEDERAL, STATE AND LOCAL AND NON-U.S. TAX CONSEQUENCES OF THE TRANSACTION AND THE ONGOING OWNERSHIP OF BLUE WOLF SHARES.

The Transaction

It is expected by the parties to the Transaction that the Merger will qualify as a “reorganization” within the meaning of Section 368(a)(2)(E) of the Internal Revenue Code, with the further expectation that Section 367(a) of the Internal Revenue Code will also apply to the Transaction requiring U.S. Holders of Li3 common stock to recognize gain (but not loss) on the exchange of the Li3 shares. Neither Blue Wolf nor Li3 have obtained, and do not intend to obtain, a tax opinion regarding the U.S. federal income tax treatment of the Transaction.

In order for the Transaction to qualify as a reorganization for tax purposes, the Transaction must comply with certain technical requirements of Section 368 of the Code, including, among others, the “continuity of interest” test, the “continuity of business enterprise” requirement, and a requirement that the transaction have a bona fide business purpose other than tax avoidance. The continuity of interest test will be satisfied if the Li3 shareholders receive Ordinary Shares of Blue Wolf that are worth at least 40% of the total consideration received. As set forth in the Agreement and Plan of Merger, 100% of the consideration being received by the Li3 shareholders in exchange for their Li3 common stock consists of Ordinary Shares of Blue Wolf, and consequently the continuity of interest test should be satisfied. The continuity of business enterprise will be satisfied so long as a significant portion of Li3’s historic assets are under the control of Blue Wolf. The parties to the transaction expect that these requirements and all other requirements for a reorganization under Code Section 368 will be satisfied. These expectations are based on certain facts and assumptions, and certain representations and undertakings, from Blue Wolf, Merger Sub and Li3. If, notwithstanding the expectations of the parties to the Transaction, it is ultimately determined that the Transaction does not qualify as a reorganization within the meaning of Section 368(a) of the Code, then each Li3 shareholder would recognize gain or loss equal to the difference between the fair market value of the Blue Wolf Ordinary Shares it receives in the Transaction and its tax basis in the Li3 shares surrendered in exchange therefor.

Section 368(a)(2)(E).

The following material U.S. federal income tax consequences should result from qualification of the Transaction as a “reorganization” within the meaning of Section 368(a)(2)(E) of the Code:

•	None of Li3, Blue Wolf or Merger Sub should recognize gain or loss in the Transaction;

•	Except for the application of Section 367 to the Transaction, Li3 U.S. shareholders would not recognize any gain or loss on the exchange of their Li3 common shares solely for Blue Wolf Ordinary Shares in the Transaction;

•	a Li3 U.S. shareholder’s tax basis in Blue Wolf Ordinary Shares received in the Transaction will be the same as such shareholder’s tax basis in Li3 common shares exchanged therefor (increased by any gain recognized on the transfer under Section 367); and

•	a Li3 U.S. shareholder’s holding period for Blue Wolf Ordinary Shares received in the Transaction will include such shareholder’s holding period for Li3 common shares exchanged therefor.

Section 367.

If the Transaction qualifies as a reorganization but it is ultimately determined that the transfer of Li3 shares by Li3 shareholders pursuant to the Transaction does not qualify for an exception to Section 367(a) of the Code, then each Li3 shareholder would recognize gain (but not loss) equal to the excess of the fair market value of the Blue Wolf Ordinary Shares it receives in the Transaction over its tax basis in the Li3 shares surrendered in exchange therefor.

The regulations promulgated under Section 367 provide an exception to the gain recognition requirement for certain transfers of stock of domestic corporations to foreign corporations where 5% U.S. Holders agree to enter into a five-year “gain recognition agreement” with the IRS. However, a prerequisite to this exception is that Blue Wolf must have been engaged in an active trade or business outside the United States for the entire 36-month period immediately before the transfer. Based on representations made by Blue Wolf, it does not appear that this active trade or business requirement is satisfied.

An additional exception under the Section 367 regulations provides that Section 367 shall not apply to any property transferred to a foreign corporation for use by such foreign corporation in the active conduct of a trade or business outside of the United States. It is not clear that the activities of Blue Wolf post-transaction would constitute an active trade or business for purposes of this exception. Li3 U.S. shareholders should consult with their own tax advisors to determine if any of the exceptions to Section 367 gain recognition rules would be applicable.

Taxation of Li3 U.S Shareholders.

Any gain recognized by Li3 U.S. shareholders would generally be long-term capital gain if the U.S. Holder has held the Li3 common shares for more than one year at the time the Transaction is completed. Long-term capital gain of an individual generally is subject to a maximum U.S. federal income tax rate of 20% with respect to taxable years beginning on or after January 1, 2013. Also new in 2013, capital gains income may be subject to an additional 3.8% Medicare surtax for a single filer with an income over $200,000 or a married couple with an income over $250,000. The deductibility of capital losses is subject to limitations.

For a holder who acquired different blocks of Li3 common shares at different times and at different prices, realized gain or loss generally must be calculated separately for each identifiable block of shares exchanged in the Transaction, and a loss realized (but not recognized) on the exchange of one block of shares cannot be used to offset a gain realized on the exchange of another block of shares. Li3 shareholders that have acquired different blocks of Li3 common shares at different times or at different prices should consult their tax advisors regarding the allocation of their tax basis among, and their holding period of, Blue Wolf Ordinary Shares received in exchange for such Li3 common shares.

Ownership of Blue Wolf Ordinary Shares

The following discussion is a summary of material U.S. federal income tax consequences of the ownership and disposition of Blue Wolf Ordinary Shares to U.S. Holders who receive such shares pursuant to the Transaction.

Taxation of Dividends

Dividends will generally be taxed as ordinary income to U.S. Holders to the extent that they are paid out of Blue Wolf’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Subject to the discussion below of special rules applicable to Passive Foreign Investment Companies (“PFICs”), the gross amount of the dividends, if any, paid by Blue Wolf to U.S. Holders, may be eligible to be taxed at lower rates applicable to certain qualified dividends. The maximum U.S. federal income tax rate imposed on dividends received by individuals from U.S. and certain foreign corporations is 20% with respect to taxable years beginning on or after January 1, 2013. Additionally, dividend income may be subject to an additional 3.8% Medicare surtax for a single filer with an income over $200,000 or a married couple with an income over $250,000. Recipients of dividends from foreign corporations will be taxed at the qualified dividend rate, provided that certain holding period requirements are satisfied and certain other requirements are met, if the dividends are received from certain “qualified foreign corporations,” which includes, among others, a foreign corporation that is readily tradable on an established securities market in the U.S. The U.S. Department of the Treasury and the IRS have determined that common stock is considered readily tradable on an established securities market if it is listed on an established securities market in the U.S. such as NASDAQ. However, to the extent that Blue Wolf is considered a PFIC during the taxable year the dividend is paid or the preceding year, Blue Wolf will not be a qualified foreign corporation. In such case, dividends would be taxable at ordinary income rates, which currently are at a maximum rate of 39.6% for taxable years beginning on or after January 1, 2013, in addition to the potential 3.8% Medicare surtax. Dividends paid by Blue Wolf will not qualify for the dividends received deduction otherwise available to corporate shareholders.

To the extent that the amount of any dividend exceeds Blue Wolf’s current and accumulated earnings and profits for a taxable year, the excess will first be treated as a tax-free return of capital, causing a reduction in the U.S. Holder’s adjusted basis in Blue Wolf Ordinary Shares. The balance of the excess, if any, will be taxed as capital gain, which would be long-term capital gain if the holder has held Blue Wolf Ordinary Shares for more than one year at the time the dividend is received (as described below in “— Sale, Exchange or Other Taxable Disposition”).

In certain circumstances, a U.S. Holder may be eligible to receive a foreign tax credit for the BVI withholding taxes (if any) payable in respect of dividends received by the U.S. Holder and, in the case of a corporate U.S. Holder owning 10% or more of the voting shares of Blue Wolf, for a portion of the BVI taxes paid by Blue Wolf (if any).

It is possible that Blue Wolf is, or at some future time will be, at least 50% owned by U.S. persons. Dividends paid by a foreign corporation that is at least 50% owned by U.S. persons may be treated as U.S. source income (rather than foreign source income) for foreign tax credit purposes to the extent the foreign corporation has more than an insignificant amount of U.S. source income. The effect of this rule may be to treat a portion of any dividends paid by Blue Wolf as U.S. source income. Treatment of the dividends as U.S. source income in whole or in part may limit a U.S. Holder’s ability to claim a foreign tax credit for the BVI withholding taxes payable in respect of the dividends.

Sale, Exchange or Other Taxable Disposition

Subject to the following discussion of special rules applicable to PFICs, a U.S. Holder will generally recognize taxable gain or loss on the sale, exchange or other taxable disposition of Blue Wolf Ordinary Shares in an amount equal to the difference between the amount realized on the sale, exchange or other taxable disposition and the holder’s tax basis in Blue Wolf Ordinary Shares. Gain or loss, if any, will generally be U.S. source income for foreign tax credit limitation purposes.

Gain or loss realized on the sale, exchange or other taxable disposition of Blue Wolf Ordinary Shares generally will be capital gain or loss and will be long-term capital gain or loss if Blue Wolf Ordinary Shares have been held for more than one year. Long-term capital gain of an individual generally is subject to a maximum U.S. federal income tax rate of 20% with respect to taxable years beginning on or after January 1, 2013, and may be subject to an additional 3.8% Medicare surtax. The deduction of capital losses is subject to limitations.

Passive Foreign Investment Company Considerations

A PFIC is any foreign corporation if, after the application of certain “look-through” rules, (a) at least 75% of its gross income is “passive income”, or (b) at least 50% of the average value of its assets produce “passive income” or are held for the production of “passive income.” Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. The determination as to PFIC status is made annually. As a blank check company, Blue Wolf believes that it has been a PFIC since inception. If a U.S. Holder is treated as owning PFIC stock, the U.S. Holder will be subject to special rules generally intended to reduce or eliminate the benefit of the deferral of U.S. federal income tax that results from investing in a foreign corporation that does not distribute all of its earnings on a current basis. These rules may adversely affect the tax treatment to a U.S. Holder of dividends paid by Blue Wolf and of sales, exchanges and other dispositions of Blue Wolf Ordinary Shares, and may result in other adverse U.S. federal income tax consequences.

If Blue Wolf is determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. holder of Blue Wolf Ordinary Shares and the U.S. holder did not make either a timely qualified electing fund (“QEF”) election for Blue Wolf’s first taxable year as a PFIC in which the U.S. holder held (or was deemed to hold) Ordinary Shares, as described below, such holder generally will be subject to special rules with respect to: (a) any gain recognized by the U.S. holder on the sale or other disposition of its Ordinary Shares; and (b) any “excess distribution” made to the U.S. holder (generally, any distributions to such U.S. holder during a taxable year of the U.S. holder that are greater than 125% of the average annual distributions received by such U.S. holder in respect of the Ordinary Shares during the three preceding taxable years of such U.S. holder or, if shorter, such U.S. holder’s holding period for the Ordinary Shares). Under these rules:

•	the U.S. holder’s gain or excess distribution will be allocated ratably over the U.S. holder’s holding period for the Ordinary Shares;

•	the amount allocated to the U.S. holder’s taxable year in which the U.S. holder recognized the gain or received the excess distribution will be taxed as ordinary income;

•	the amount allocated to other taxable years (or portions thereof) of the U.S. holder and included in its holding period will be taxed at the highest tax rate in effect for that year and applicable to the U.S. holder; and

•	the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such other taxable year of the U.S. holder.

In general, a U.S. holder will avoid the PFIC tax consequences described above in respect to Blue Wolf Ordinary Shares by making a timely QEF election to include in income its pro rata share of Blue Wolf’s net capital gains (as long-term capital gain) and other earnings and profits (as ordinary income) (“QEF inclusions”), on a current basis, in each case whether or not distributed, in the taxable year of the U.S. holder in which or with which Blue Wolf’s taxable year ends. A subsequent distribution of such earnings and profits that were previously included in income is not taxable as a dividend to such U.S. holders. The tax basis of a U.S. holder’s shares in a QEF will be increased by QEF inclusions that are included in income, and decreased by amounts distributed but not taxed as dividends, under the above rules. A U.S. holder may make a separate election to defer the payment of taxes on undistributed income inclusions under the QEF rules, but if deferred, any such taxes will be subject to an interest charge.

The QEF election is made on a shareholder-by-shareholder basis and, once made, can be revoked only with the consent of the IRS. Retroactive QEF elections generally may be made only by filing a protective statement with such return and if certain other conditions are met or with the consent of the IRS. U.S. holders should consult their own tax advisors regarding the availability and tax consequences of a retroactive QEF election under their particular circumstances.

If a U.S. holder did not make a timely QEF election and/or is not eligible for a retroactive QEF election as described above, then the PFIC tax consequences described above will apply unless the U.S. holder made a “purging election.” The purging election creates a deemed sale of such shares at their fair market value. The gain recognized by the purging election will be subject to the special PFIC tax and interest charge rules described above. As a result of the purging election, the U.S. holder will have a new basis and holding period in the Ordinary Shares with respect to which the purging election was made.

As stated above, Blue Wolf believes it has been a PFIC since the date of its inception. It is not clear at this time as to whether Blue Wolf will continue to be a PFIC following the Transaction. Such determination will be wholly dependent upon Blue Wolf’s assets, income and business operations going forward.

U.S. Holders should consult their own tax advisors regarding the PFIC rules in connection with the Transaction.

Information Reporting and Backup Withholding

In general, information reporting requirements will apply to dividends received by U.S. Holders of Blue Wolf Ordinary Shares and the proceeds received on the disposition of Blue Wolf Ordinary Shares effected within the U.S. (and, in certain cases, outside the U.S.), paid to U.S. Holders other than certain exempt recipients (such as corporations). Backup withholding (currently at a rate of 28%) may apply to such amounts if the U.S. Holder fails to provide an accurate taxpayer identification number (generally on an IRS Form W-9 provided to the paying agent or the U.S. Holder’s broker) or is otherwise subject to backup withholding. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a refund or as a credit against the U.S. Holder’s U.S. federal income tax liability, provided that the required information is timely furnished to the IRS.

Assuming the Transaction is treated as a reorganization, U.S. Holders who receive Blue Wolf Ordinary Shares as a result of the Transaction will be required to retain records pertaining to the Transaction. Each U.S. Holder who is required to file a U.S. federal income tax return and who is a “significant holder” that receives Blue Wolf Ordinary Shares in the Transaction will be required to file a statement with such U.S. federal income tax return setting forth such shareholder’s basis in the Li3 common shares surrendered and the fair market value of such stock immediately before the Transaction along with other information. A “significant holder” is generally a Li3 shareholder who, immediately before the Transaction, owned at least 5% of the outstanding stock of Li3 (by vote or value).

Foreign Asset Reporting

Generally, certain U.S. citizens and resident aliens must file Form 8938 with their annual U.S. federal tax return if they have an interest in “specified foreign financial assets” and the value of those assets is more than the applicable reporting threshold. “Specified foreign financial assets” include any financial accounts maintained by foreign financial institutions, as well as any of the following, but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons; (ii) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties; and (iii) interests in foreign entities. Blue Wolf Ordinary Shares may be considered a “specified foreign financial asset.” U.S. Holders required to report information relating to their ownership of Blue Wolf Ordinary Shares must attach a complete IRS Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they held Blue Wolf Ordinary Shares. U.S. Holders Thanks. at are individuals are urged to consult their tax advisors regarding the application of these reporting requirements regarding their ownership of Blue Wolf Ordinary Shares.

THIS SECTION IS NOT INTENDED TO BE, AND SHOULD NOT BE CONSTRUED TO BE, LEGAL, BUSINESS OR TAX ADVICE TO ANY PARTICULAR U.S. HOLDER OF LI3 COMMON STOCK. U.S. HOLDERS OF LI3 COMMON STOCK SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSEQUENCES OF THE DESCRIBED TRANSACTIONS IN THEIR PARTICULAR CIRCUMSTANCES.”

7.	The following is hereby inserted as a new subsection immediately following the section “The Transaction – Accounting Treatment” on page 37 of the Offer to Purchase:

“Nevada Company Considerations

Li3’s corporate affairs are governed by its articles of incorporation and the provisions of applicable Nevada law, including the Nevada Revised Statutes. The Nevada Revised Statutes differs from the Companies Act applicable in the British Virgin Island corporations and their shareholders. Set forth below is a summary of some significant differences between the provisions of the Nevada Revised Statutes applicable to Li3 and the Companies Act applicable to companies incorporated in the British Virgin Islands and their shareholders. A brief discussion of certain other provisions of the Nevada Revised Statutes also follows.

We cannot predict whether U.S. courts, which have developed a substantial body of case law, would reach the same conclusions based on a particular set of facts as the British Virgin Islands courts would be expected to reach. The following table provides a comparison between the statutory provisions of the Nevada Revised Statutes relating to shareholders’ rights and the Companies Act together with the provisions of our memorandum and articles of association.

Nevada	British Virgin Islands
Shareholder Meetings

Held at a time and place as determined by the entire board of directors, any two directors or the president.	Held at a time and place as determined by the directors or such other persons as may be authorized by the memorandum or articles of association to call the meeting. Blue Wolf directors must call a meeting if the holders of 30% of the voting shares requisition one.

May be held within or without the state of Nevada.	May be held within or without the British Virgin Islands.

Notice:	Notice:

A copy of the notice of any meeting must be given not more than sixty (60) days and no fewer than ten (10) days before the date of the proposed meeting to those persons whose names appear in the register of members on the date the notice is given and are entitled to vote at the meeting.	Under Blue Wolf’s memorandum and articles of association, a copy of the notice of any meeting shall be given not fewer than ten (10) days before the date of the proposed meeting to those persons whose names appear in the register of members on the date the notice is given and are entitled to vote at the meeting.

Shareholders’ Voting Rights

Any person authorized to vote may be represented at a meeting by a proxy who may speak and vote on behalf of the member.	Any person authorized to vote may be represented at a meeting by a proxy who may speak and vote on behalf of the member.

Quorum consists of a majority of the voting power, which includes the voting power that is present in person or by proxy.

Quorum is fixed by Blue Wolf’s memorandum and articles of association, to consist of the holder or holders present in person or by proxy entitled to exercise at least a majority of the voting rights of the shares of each class or series of shares entitled to vote as a class or series thereon.

Under Blue Wolf’s memorandum and articles of association, subject to any rights or restrictions attached to any shares, at any general meeting on a show of hands every shareholder who is present in person (or, in the case of a shareholder being a corporation, by its duly authorized representative) or by proxy shall have one vote and on a poll every shareholder present in person (or, in the case of a shareholder being a corporation, by its duly appointed representative) or by proxy shall have one vote for each share which such shareholder is the holder. Voting at any meeting of the shareholders is by show of hands unless a poll is demanded. A poll may be demanded by the chairman or one or more shareholders present in person or by proxy. If a poll is demanded it shall be taken in such manner as the chairman directs.

Changes to the articles of incorporation require approval of a majority outstanding shares entitled to vote.

Changes in the rights attaching to shares as set forth in the memorandum and articles of association require approval of not less than 65% of the votes of all issued and outstanding shares, prior to the consummation of our initial business combination and the approval of 50% of the votes of all issued shares in the case of a written consent and the approval of the holders of a majority of the shares who being so entitled attend and vote at the shareholder meeting following the consummation of our initial business combination, in the case of the ordinary shares, or in the case of the preferred shares, the approval of 50% of the votes of the issued shares of that class in the case of a written consent and the approval of the holders of a majority of the shares who being so entitled attend and vote at a meeting of such class, except where a greater majority is required under our memorandum and articles of association or the Companies Act, provided that for these purposes the creation, designation or issue of preferred shares with rights and privileges ranking in priority to an existing class of shares shall be deemed not to be a variation of the rights of such existing class.

The articles of incorporation may provide for cumulative voting.	Blue Wolf’s memorandum and articles of association do not provide for cumulative voting in the election of directors.

Approval of a plan of merger, conversion or exchange for domestic limited partnership must be done by a majority of outstanding shares entitled to vote.

Matters to be decided upon by the shareholders require a majority vote of shareholders who being so entitled attend and vote at the general meeting, unless the Companies Act or the memorandum and articles of association requires a higher majority. Blue Wolf’s memorandum and articles of association also may be amended by resolution of directors, including to create the rights, preferences, designations and limitations attaching to any blank check preferred shares.

Directors

A corporation must have at least one director, and may provide in its articles of incorporation or in its bylaws for a fixed number of directors or a variable number of directors, and for the manner in which the number of directors may be increased or decreased.	Board must consist of at least one member. Maximum and minimum number of directors can be changed by an amendment to the articles of association, with such amendment being passed by a resolution of shareholders or a resolution of directors

Under Nevada law, prior to the expiration of the term for which the directors sought to be removed are sitting, any one or all of the directors of a corporation may be removed by the holders of not less than two-thirds of the voting power of a corporation’s issued and outstanding stock. Nevada does not distinguish between removal of directors with or without cause. Nevada law provides that any director may be removed either for or without cause by the affirmative vote of at least two-thirds of the voting power of the issued and outstanding stock entitled to vote; provided, however, that notice of intention to act upon such matter shall have been given in the notice calling such meeting. The two-thirds requirement does not apply at an annual meeting where another candidate may simply be elected by a majority of the quorum to fill an expiring term of an incumbent director.	Directors are appointed for three year staggered terms by the shareholders or the directors. The directors may by resolution appoint a replacement director to fill a casual vacancy arising on the resignation, disqualification or death of a director. The replacement director will then hold office until the next annual general meeting at which the director he replaces would have been subject to retirement by rotation.

Directors do not have to be independent.	Directors do not have to be independent.

Fiduciary Duties

Directors and officers shall exercise their powers in good faith and with a view to the interests of the corporation.	Directors and officers owe fiduciary duties at both common law and under statute as follows:

Directors and officers, in exercising their respective powers with a view to the interests of the corporation, may consider:	Duty to act honestly and in good faith in what the directors believe to be in the best interests of the company;

(a) The interests of the corporation’s employees, suppliers, creditors and customers;

(b) The economy of the State and Nation;

(c) The interests of the community and of society; and

(d) The long-term as well as short-term interests of the corporation and its stockholders, including the possibility that these interests may be best served by the continued independence of the corporation. The board would be well advised, however, to prioritize the best interests of the corporation and its shareholders, despite this statutory ability to consider other interests.

Duty to exercise powers for a proper purpose and directors shall not act, or agree to act, in a matter that contravenes the Companies Act or the memorandum and articles of association;

Duty to exercise the care, diligence and skill that a responsible director would exercise in the circumstances taking into account, without limitation:

-         the nature of the company;

-         the nature of the decision; and

-         the position of the director and the nature of the responsibilities undertaken by him.

Under Nevada law, a director breaches her duty of loyalty to the corporation if the director takes a business opportunity that is within the scope of the corporation’s potential business for himself or presents it to another party without first giving the corporation an opportunity to fairly consider the business opportunity. All such opportunities should be presented first to the corporation and fully considered.

However, a contract or other transaction is not void or voidable solely because the contract or transaction is between a Nevada corporation and its director if the fact of financial interest is known to the board of directors or committee, and the board or committee authorizes, approves or ratifies the contract or transaction in good faith by a vote sufficient for the purpose without counting the vote of the interested director, and the contract or transaction is fair as to the corporation at the time it is authorized.

Directors may vote on a matter in which they have an interest so long as the director has disclosed any interests in the transaction. It would be prudent, however, for an interested director to also abstain from a vote on a transaction in which the director is interested.

The Companies Act provides that, a director of a company shall, immediately after becoming aware of the fact that he is interested in a transaction entered into, or to be entered into, by the company, disclose the interest to the board of the company. A director is not required to comply with such disclosure requirements where the transaction is between the company and the director himself and is in the ordinary course of business and on usual terms and conditions. The failure of a director to disclose an interest does not affect the validity of the transaction entered into by the company if (a) the material facts of the interest of the director in the transaction are known by the shareholders and the transaction is approved or ratified by a resolution of shareholders entitled to vote at a meeting of shareholders or (b) the company received fair value for the transaction. Otherwise, if a director fails to comply with the disclosure obligations, the transaction is voidable by the company although such avoidance of a transaction does not affect the title or interest of a person in or to property which that person has acquired if the property was acquired:

(a) from a person other than the company;

(b) for valuable consideration; and

(c) without knowledgeof the circumstances of the transaction under which the transferor acquired the property from the company.

Pursuant to the Companies Act, and the company’s memorandum and articles of association, so long as a director has disclosed any interests in a transaction entered into or to be entered into by the company to the board he/she may:

	-	vote on a matter relating to the transaction;

	-	attend a meeting of directors at which a matter relating to the transaction arises and be included among the directors present at the meeting for the purposes of a quorum; and

	-	sign a document on behalf of the company, or do any other thing in his capacity as a director, that relates to the transaction.

Shareholders’ Derivative Actions

In derivative suits, a corporation may indemnify its agents for expenses that the person actually and reasonably incurred. A corporation may not indemnify a person if the person was adjudged to be liable to the corporation unless a court otherwise orders.

Generally speaking, the company is the proper plaintiff in any action. A shareholder may, with the permission of the British Virgin Islands Court, bring an action in the name and on behalf of the company or intervene in a matter to which the company is a party in certain circumstances. Such actions are known as derivative actions. The British Virgin Islands Court may only grant permission to bring a derivative action where the following circumstances apply:

No corporation may indemnify a party unless it makes a determination, through its stockholders, directors or independent counsel, that the indemnification is proper.	-	the company does not intend to bring, diligently continue or defend or discontinue the proceedings; and

Nevada law permits advancing expenses of defense subject to an undertaking by the potential indemnitee to repay the expenses in the event the potential indemnitee is ultimately found to be ineligible for indemnification.	-	it is in the interests of the company that the conduct of the proceedings not be left to the directors or to the determination of the shareholders as a whole

Nevada also follows Delaware regarding the creation of and deference to the ultimate judgment of independent litigation review committees.

When considering whether to grant leave, the British Virgin Islands Court is also required to have regard to the following matters:

	-	whether the shareholder is acting in good faith;

	-	whether a derivative action is in the interests of the company, taking into account the directors’ views on commercial matters;

	-	whether the action is likely to succeed;

	-	the costs of the proceedings in relation to the relief likely to be obtained; and

	-	whether another alternative remedy to the derivative action is available/

Dividends and Other Distributions

Nevada law prohibits distributions to stockholders when the distributions would (i) render the corporation unable to pay its debts as they become due in the usual course of business and (ii) render the corporation’s total assets less than the sum of its total liabilities plus the amount that would be needed to satisfy the preferential rights upon dissolution of stockholders whose preferential rights are superior to those receiving the distribution.	Distributions and dividends of the company’s money or assets can only be made if the directors are satisfied on reasonable grounds that the company will, immediately after the distribution, satisfy the solvency test, (i.e. that the value of its assets exceeds it liabilities and it is able to pay its debts as they fall due.)”

Section 78.300 of the NRS imposes on any director under whose administration distributions are declared in violation of the foregoing provision, personal liability to a corporation’s creditors in the event of its dissolution or insolvency, up to the full amount of the unlawful distribution, for a period of 3 years following a dividend declaration, unless such director’s dissent was recorded in the minutes of the proceedings approving the distribution.

8.	The fourth sentence in the third paragraph on page 38 is hereby replaced with the following sentences: “The representations, warranties and covenants in the Agreement and Plan of Merger are also modified in important part by the underlying disclosure schedules. These representations, warranties and covenants are subject to a contractual standard of materiality different from that generally applicable to shareholders and were used for the purpose of allocating risk among the parties rather than establishing matters as facts.”

9.	The “Related Agreements” section on page 43 of the Offer to Purchase is hereby amended and restated as follows:

“RELATED AGREEMENTS

This section of the Offer to Purchase describes the material provisions of the Related Agreements but does not purport to describe all of the terms thereof. The following summary is qualified in its entirety by reference to the complete text of each of the Related Agreements, which were filed as exhibits to Blue Wolf’s Form Schedule TO. Shareholders and other interested parties are urged to read such agreements in their entirety. See “Where You Can Find More Information.”

Sponsor Agreement

Blue Wolf’s Sponsor entered into an agreement with Blue Wolf concurrent with the execution of the Agreement and Plan of Merger pursuant to which it agreed to forfeit 1,610,000 (or 80%) of its founder shares (including all of the founder shares that were originally subject to forfeiture) and 3,333,333 (or 80%) of its Sponsor Warrants. The number of founder shares and sponsor warrants to be forfeited by the Sponsor pursuant to this agreement was negotiated by the parties and was a material term of the Agreement and Plan of Merger insofar as it relates to the combined company’s capitalization on a fully-diluted basis. The remaining founder shares held by the Sponsor subsequent to the closing of the Transaction will not be subject to any forfeiture provisions currently in effect.

Investor Rights Agreement

On June 13, 2013, Blue Wolf and Li3 entered into an investor rights agreement with POSCO pursuant to which POSCO will be entitled to certain rights as a shareholder of combined company. For every warrant to purchase shares of Li3 common stock, POSCO will receive a right to acquire one Ordinary Share for every 250 shares of Li3 common stock subject to each such warrant, and the right to have any shares issued to it pursuant to the Transaction registered on a registration statement to be filed by Blue Wolf. The modified investor rights agreement provides that the combined company will appoint a director nominated by POSCO to the board of directors of the new company, and will continue to take all reasonable action such that POSCO’s nominee is elected to serve on the combined company’s board of directors, so long as POSCO owns any issued and outstanding Ordinary Shares. POSCO is also entitled to preemptive rights, consent rights and information rights.

Lock-up and Support Agreements

On June 13, 2013, Blue Wolf and Li3 entered into a Lock-up and Support Agreements with POSCO, pursuant to which POSCO agreed to: (a) vote in favor of the Transaction and (b) be restricted from offering, issuing, granting any option on, selling, transferring or otherwise disposing of any shares of Li3 common stock or the Merger Consideration they receive until the earlier of (1) one year after the consummation of the Transaction or (2) the date on which we consummate a liquidation, merger, share exchange or other similar transaction after the Transaction that results in all of our shareholders having the right to exchange their Ordinary Shares for cash, securities or other property (the “Lock-up Period”); provided, however, if the trading price of the Ordinary Shares reaches or exceeds $11.50 for any 20 trading days within any 30 trading day period during the Lock-Up Period, 50% of each shareholder’s Merger Consideration will be released from the lock-up and, if the trading price reaches or exceeds $15.00 for any 20 trading days within any 30 trading day period during the Lock-up Period, the remaining 50% of each shareholder’s Merger Consideration shall be released from the lock-up. Li3 is in the process of obtaining executed Lock-Up and Support Agreements from holders of a majority of its issued and outstanding shares of common stock.”

10.	The information under the subheading “The Offer — Share Purchase Price” on page 44 of the Offer to Purchase is hereby amended and restated as follows:

“The Share Purchase Price is $9.97 per share. Pursuant to our Charter, the Share Purchase Price has been calculated based on the aggregate amount on deposit in the Trust Account as of two business days prior to the commencement of the Offer including interest (not otherwise released to Blue Wolf) but net of taxes payable, divided by the total number of outstanding Ordinary Shares sold as part of the Units in our IPO. We will not increase the Share Purchase Price. We are required to conduct the Offer in accordance with the terms of our Charter. See “The Offer — Extension of the Offer; Termination; Amendment.”

11.	The second sentence in the first paragraph in the section entitled “Withdrawal Rights” on page 48 of the Offer to Purchase is hereby replaced with the following sentence: “Although pursuant to Rule 13e-4(f)(2)(ii) promulgated under the Exchange Act, you would also have the right to withdraw your previously tendered Ordinary Shares at any time after 11:59 p.m., New York City time, on Wednesday, July 17, 2013 if not accepted prior to such time, we will cease operations, distribute the proceeds held in our Trust Account to the holders of our Ordinary Shares purchased in our IPO and begin to liquidate Blue Wolf if we do not consummate the Transaction by July 22, 2013 . Except as this section otherwise provides, tenders of Ordinary Shares are irrevocable.”

12.	The following is added as the second sentence to the second bullet point on page 50 of the Offer to Purchase: “In determining whether the Transaction is capable of being consummated contemporaneously with the Offer, we will consider whether the parties will be able to satisfy the closing conditions to the Transaction.”

13.	The following is added as the last sentence to the second paragraph on page 72 of the Offer to Purchase: “In June 2013, Blue Wolf and the underwriters agreed to another modification of such deferred commissions, such that, upon consummation of the business combination, the underwriters will receive an amount equal to the to the greater of: (i) $350,000 and (ii) six percent (6%) of the amount of cash remaining in the Trust Account at the closing of the Business Combination after payment of the aggregate Purchase Price to holders of Public Shares that have tendered such shares to Blue Wolf attributable to Blue Wolf's existing shareholders or new shareholders introduced to Blue Wolf by the underwriters. Blue Wolf may also pay similar fees to other registered broker-dealers. Such fees in the aggregate shall not exceed $1.4 million.”

14.	The following replaces clause (b) in the second paragraph on page 86 of the Offer to Purchase: “that during the Lock-Up period (which expired in December 2012), the Maricunga Sellers will have the right to nominate three of Li3’s directors and that a fourth director (who shall hold the position of Chairman of the Board) will be jointly nominated by the Maricunga Sellers and by Li3’s management (such persons, or any successors thereto nominated by the Maricunga Sellers or by the Maricunga Sellers and management, as the case may be, the “Nominees”), and that the Board shall appoint such Nominees to fill vacancies created in the board of directors by the increase in the number of directors and by resignations, to serve until the next annual meeting of shareholders;”

15.	The last three paragraphs in the section “Business of Li3 - Project Overviews -Acquisition of ‘Grandfathered’ Lithium Properties” on page 88 of the Offer to Purchase are hereby amended and restated as follows:

“Pursuant to the Purchase Agreement, Minera Li agreed to pay the Sellers $7.3 million, of which $2.0 million was paid on the Closing Date, $2.0 million is to be paid 90 days following the Closing Date, $1.8 million is to be paid 180 days after the Closing Date and $100,000 is to be paid annually on the anniversary of the Closing Date for fifteen years beginning in 2014. After the initial $2.0 million payment, Minera Li´s cash balance was approximately $100,000. In order to make the payment due to the Sellers on July 16, 2013, Li3 intends to use the funds available in the trust account following the Transaction, which are expected to be a minimum of $5 million, together with additional financing to be obtained by Li3. If Li3 is unable to make the July 16, 2013 payment, or any of the other payments due to the Sellers, the Sellers could execute on their mortgage. At execution, the concession could go to public auction and could be acquired by a third party, or retained by the Sellers if no one offers the minimum auction price.

The transfer of the shares sold therein is currently in process and once it is completed, Minera Li will absorb, as a matter of law, the Cocina Company. As a consequence thereof, Minera Li will become the sole owner of the Cocina Mining Concessions.

The Cocina Mining Concessions were mortgaged in favor of a third party as a security of the Sellers’ obligations under the option agreement with the third party. The lifting of such mortgages is currently in process and we expect to receive authorized certificates confirming that the mortgages have been lifted by the end of June 2013.”

16.	The fourth paragraph in the section “Management's Discussion and Analysis of Financial Condition and Results of Operations of Li3 - Going Concern” on page 99 of the Offer to Purchase are hereby amended and restated as follows:

“The Company does not believe its cash on hand is sufficient to maintain its basic operations, which do not include future exploration and acquisition activities, for 12 months. The Company requires immediate cash flow for which it is seeking interim funding. The Company believes that the Transaction, if successful, would provide Li3 with additional funding allowing the Company to continue advancing the Maricunga project and to pay for the Cocina Mining Concessions. The additional funding would be provided by the minimum of $5 million that are expected to remain in the Trust Account following the Transaction. The Company expects that the $5 million would be allocated as follows: (i) $2 million payment due to the Sellers under the purchase agreement for the Cocina Mining Concessions, due in July 2013, (ii) $1.9 million payment in September 2013 due on a convertible note to LW Securities, Ltd; (iii) $500,000 payment on a bridge note, and (iv) $600,000 towards working capital of the combined company for three months.”

Item 10. Financial Statements.

(a) Financial Information.

Item 10(a) is hereby amended and supplemented as follows:

1.	The section “Selected Historical Financial Information –– Blue Wolf Mongolia Holdings Corp.” on page 26 of the Offer to Purchase is hereby amended and restated as follows:

“SELECTED HISTORICAL FINANCIAL INFORMATION

Blue Wolf Mongolia Holdings Corp.

Blue Wolf is providing the following selected financial information to assist you in your analysis of the financial aspects of the Transaction. The statement of operations data for the four months ended June 30, 2012 and the period from March 11, 2011 (date of inception) through February 29, 2012 and the balance sheet data as of June 30, 2012 and February 29, 2012 have been derived from Blue Wolf’s audited financial statements included elsewhere in this Offer to Purchase. The statement of operations data for the nine months ended March 31, 2013 and the balance sheet data as of March 31, 2013 have been derived from Blue Wolf’s unaudited financial statements included elsewhere in this Offer to Purchase. The selected financial information set forth below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Blue Wolf” and Blue Wolf’s financial statements and related notes to those financial statements included elsewhere in this Offer to Purchase.

			March 11, 2011
	Nine months	Four months	(date of inception)
	ended March 31,	Ended June 30,	To February 29,
	2013	2012	2012
Statement of Operations Data (unaudited):
Revenue	$-	$-	$-

General and administrative expenses	607,559	166,702	401,940
Loss from operations	(607,559)	(166,702)	(401,940)
Interest income	4,595	2,660	4,287
Change in fair value of warrant liability	2,443,333	855,167	977,333
Net income	$1,840,369	$691,125	$579,680

Weighted average number of ordinary shares, excluding shares subject to possible redemption – basic and diluted	3,234,334	3,531,758	3,020,601

Net income per ordinary share, excluding shares subject to possible redemption - basic and diluted	$0.57	$0.20	$0.19

Balance Sheet Data (at end of period) (unaudited):
Cash (including investments held in trust account)	$80,298,131	$80,475,848	$80,634,412
Total assets (including investments held in trust account)	$80,305,098	$80,537,893	$80,722,741
Total shareholders' equity	$5,000,010	$5,000,004	$5,000,010”

2.	The “Report of Independent Registered Public Accounting Firm” on page F-2 of the Offer to Purchase is hereby amended and restated as follows:

“Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Blue Wolf Mongolia Holdings Corp.

We have audited the accompanying balance sheet of Blue Wolf Mongolia Holdings Corp. (the “Company”) as of June 30, 2012 and the related statements of operations, changes in shareholders’ equity, and cash flows for the period from March 1, 2012 to June 30, 2012 and for the period from March 11, 2011 (date of inception) to June 30, 2012. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of June 30, 2012, and the results of its operations and its cash flows for the period from March 1, 2012 to June 30, 2012 and for the period from March 11, 2011 (date of inception) to June 30, 2012, in conformity with U.S. generally accepted accounting principles.

/s/ Rothstein Kass

Roseland, New Jersey

May 9, 2013”

(b) Pro Forma Information.

Item 10 (b) is hereby amended and supplemented as follows:

1.	The section “Selected Unaudited Condensed Combined Pro Forma Financial Information” on pages 29-30 of the Offer to Purchase is hereby amended and restated as follows:

“SELECTED UNAUDITED CONDENSED COMBINED PRO FORMA FINANCIAL INFORMATION

The following unaudited condensed combined pro forma balance sheet data as of March 31, 2013 and the unaudited condensed combined pro forma statements of operations data for the nine months ended March 31, 2013 are based on the separate historical financial statements of Blue Wolf and Li3, included elsewhere in this Offer to Purchase, after giving effect to the Transaction.

The unaudited condensed combined pro forma statement of operations for the nine months ended March 31, 2013 and for the year ended June 30, 2012 give pro forma effect to the Transaction as if it had occurred on July 1, 2011. The unaudited condensed combined pro forma balance sheet as of March 31, 2013 gives pro forma effect to the Transaction as if it had occurred on such date.

Blue Wolf’s management has concluded that Li3 will be the accounting acquirer and the Transaction will be accounted for as a recapitalization by Li3 based on the evaluation of the facts and circumstances of the Transaction. Li3 is the larger of the two entities and is the operating company within the combining companies.  Following the Transaction, the board of directors of Blue Wolf shall consist of seven members, four of whom shall be appointed by Li3 and three of whom shall be appointed by Blue Wolf.  Although, depending on the amount of shares tendered, there is a possibility that a larger portion of the voting rights in the combined entity is likely to be held by pre-Transaction Blue Wolf shareholders, this was not considered determinative, as all other important elements considered in determining which party has control, including board of directors representation and management continuity, were not aligned with this voting interest. Additionally, the Blue Wolf shareholders are expected to represent a diverse group of shareholders at completion of the Transaction and we are not aware of any voting or other agreements that suggest that they can act as one party. See the section entitled “The Transaction — Accounting Treatment” for more information.

The historical financial information has been adjusted to give effect to pro forma events that are related and/or directly attributable to the Transaction, are factually supportable and, in the case of the unaudited condensed combined pro forma statement of operations data, are expected to have a continuing impact on the combined results. The adjustments presented on the unaudited condensed combined pro forma financial information have been identified and presented in “Unaudited Condensed Combined Pro Forma Financial Data” to provide relevant information necessary for an accurate understanding of the combined company upon consummation of the Transaction.

This information should be read together with the financial statements of Blue Wolf and Li3 and the respective notes thereto, “Unaudited Condensed Combined Pro Forma Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Blue Wolf,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Li3” included elsewhere in this Offer to Purchase.

The unaudited condensed combined pro forma financial statements have been prepared assuming (a) the issuance of 1,581,990 registered Ordinary Shares as Merger Consideration and (b) if 1,467,970 Ordinary Shares are validly tendered and not properly withdrawn, and are purchased by Blue Wolf, and, with respect to the number of outstanding Ordinary Shares, the following:

•	Assuming No Tender of Ordinary Shares: This presentation assumes that no Blue Wolf shareholders validly tender their Ordinary Shares pursuant to the Offer.

•	Assuming Maximum Allowable Tender of Ordinary Shares: This presentation assumes that Blue Wolf shareholders validly tender and do not properly withdraw, and that Blue Wolf purchases, 1,467,970 Ordinary Shares at a price of $9.97 per Ordinary Share pursuant to the Offer.

The unaudited condensed combined pro forma financial information is presented for informational purposes only and is subject to a number of uncertainties and assumptions and do not purport to represent what the combined companies’ actual performance or financial position would have been had the Transaction occurred on the dates indicated and does not purport to indicate the financial position or results of operations as of any future date or for any future period.

Blue Wolf Mongolia Holdings Corp. and Li3 Energy, Inc.

Unaudited Condensed Combined Pro Forma Balance Sheet Data

As of March 31, 2013

	Combined Pro	Combined Pro
	Forma (Assuming	Forma (Assuming
	No Tender)	Maximum Tender)

Cash and cash equivalents	$21,331,713	$7,574,192
Total assets	85,328,345	71,570,824
Total current liabilities	3,776,346	3,776,346
Total long-term liabilities	10,735,890	10,735,890
Common stock subject to rescission	3,041	3,041
Total non-controlling interest	22,932,695	22,932,695
Total stockholders' equity	70,813,068	57,055,547
Total liabilities and stockholders' equity	$85,328,345	$71,570,824

Blue Wolf Mongolia Holdings Corp. and Li3 Energy, Inc.

Unaudited Condensed Combined Pro Forma Statements of Operations Data

For the Nine Months Ended March 31, 2013

		Combined Pro
	Combined Pro	Forma
	Forma	(Assuming
	(Assuming	Maximum
	No Tender)	Tender)

Operating expenses	$(4,163,090)	$(4,163,090)
Loss from operations	4,163,090	4,163,090

Other income (expense)	8,410,007	8,410,007
Net income before taxes	4,246,917	4,246,917

Less: net loss attributable to the non-controlling interest	187,898	187,898
Net income attributable to stockholders	$4,434,815	$4,434,815

Weighted Average common shares outstanding - Basic	4,179,875	2,711,905
Weighted Average common shares outstanding - Diluted	4,241,746	2,773,776
Earnings per share attributable to stockholders - Basic	$1.06	$1.64
Earnings per share attributable to stockholders - Diluted	$1.05	$ 1.60”

2.	The section “Comparative Share Information” on page 31 of the Offer to Purchase is hereby amended and restated as follows:

“COMPARATIVE SHARE INFORMATION

The following table sets forth selected historical equity ownership information for Blue Wolf and Li3 and unaudited condensed combined pro forma per share ownership information after giving effect to the Transaction, assuming (a) the issuance of 1,581,990 registered Ordinary Shares as Merger Consideration, and (b) the existence of 4,240,371 Ordinary Shares if no Ordinary Shares are validly tendered in the Offer or 2,772,401 Ordinary Shares if 1,467,970 Ordinary Shares are validly tendered and not properly withdrawn, and are purchased by Blue Wolf, and, with respect to the number of outstanding Ordinary Shares, the following:

•	Assuming No Tender of Ordinary Shares: This presentation assumes that no Blue Wolf shareholders validly tender their Ordinary Shares pursuant to the Offer.

•	Assuming Maximum Allowable Tender of Ordinary Shares: This presentation assumes that Blue Wolf shareholders validly tender and do not properly withdraw, and that Blue Wolf purchases, 1,467,970 Ordinary Shares at a price of $9.97 per Ordinary Share pursuant to the Offer.

Blue Wolf is providing this information to aid you in your analysis of the financial aspects of the Transaction. The historical information should be read in conjunction with “Selected Historical Financial Information” included elsewhere in this Offer to Purchase, the historical financial statements of Blue Wolf and the related notes thereto and the historical financial statements of Li3 and the related notes thereto each included elsewhere in this Offer to Purchase. The unaudited pro forma per share information is derived from, and should be read in conjunction with, the unaudited condensed combined pro forma financial data and related notes included elsewhere in this Offer to Purchase.

The unaudited condensed combined pro forma per share information reflects the Transaction being accounted for as a as a recapitalization by Li3. See “The Transaction — Accounting Treatment” for more information.

Unaudited Condensed Combined Pro Forma Per Share Information

	Li3 Energy, Inc.	Blue Wolf Holdings Corp. and Subsidiary	Blue Wolf Holdings Corp. and Subsidiary Equivalent Pro Forma (Assuming Minimum Tender)	Blue Wolf Holdings Corp. and Subsidiary Equivalent Pro Forma (Assuming Maximum Tender)	Consolidated Pro Forma (Assuming No Tender)	Consolidated Pro Forma (Assuming Maximum Tender)

Book value per share at March 31, 2013(2)(3)(6)	$0.09	$7.22	$8.46	$6.59	$11.29	$12.31
Earnings per share - Nine months ended March 31, 2013
Basic earnings (loss) per share (7)	$0.01	$0.57	$0.92	$2.05	$1.06	$1.64
Diluted earnings (loss) per share (7)	$0.01	$0.57	$0.92	$2.05	$1.05	$1.60

Book value per share at June 30, 2012(2)(6)(8)(9)	$0.08	$7.03	$8.46	$6.59	$9.62	$8.40
Earnings per share - Twelve months ended June 30, 2012
Basic earnings (loss) per share (8)(10)	$(0.01)	$0.36	$0.69	$1.54	$(0.26)	$(0.42)
Diluted earnings (loss) per share (8)(10)	$(0.01)	$0.36	$0.69	$1.54	$(0.26)	$(0.42)

(1)	As of March 31, 2013 and June 30, 2012, Li3 had 394,041,586 and 323,782,553, respectively, outstanding shares of common stock that were used to calculate the book value per share.

(2)	Book value per share of Blue Wolf is computed by dividing the sum of total shareholders’ equity plus Ordinary Shares subject to possible redemption by the 10,062,500 Ordinary Shares (which includes 1,467,970 Ordinary Shares subject to possible redemption and 2,012,500 Ordinary Shares currently held by our Sponsor) outstanding at the balance sheet date.

(3)	Book value per share for the pro forma columns is computed by dividing the sum of total shareholders’ equity by the Ordinary Shares assumed to be outstanding after the Transaction. Combined Pro Forma (assuming no tender of Ordinary Shares) assumes 4,240,371 shares are outstanding and equals the sum of 4,268,381 Ordinary Shares currently outstanding and 1,581,990 Ordinary Shares to be issued to Li3’s shareholders, less 1,610,000 Ordinary Shares forfeited by the Sponsor. Combined Pro Forma (assuming maximum allowable tender of Ordinary Shares) assumes 2,772,401 shares are outstanding and is (i) the sum of 4,268,381 Ordinary Shares currently outstanding and 1,581,990 Ordinary Shares to be issued to Li3’s shareholders less (ii) the maximum allowable tender of 1,467,970 Ordinary Shares and 1,610,000 Ordinary Shares forfeited by the Sponsor.

(4)	Basic earnings (loss) per share in the pro forma columns is computed using the following weighted average shares: 4,179,875 Ordinary Shares (assuming no tender of Ordinary Shares), and 2,711,905 Ordinary Shares (assuming maximum allowable tender of Ordinary Shares), as presented in the Unaudited Condensed Combined Pro Forma Statements of Operations for the nine months ended March 31, 2013 included elsewhere in this Offer to Purchase.

(5)	Diluted earnings (loss) per share in the pro forma columns is computed using the following weighted average shares: 4,241,746 Ordinary Shares (assuming no tender of Ordinary Shares), and 2,773,776 Ordinary Shares (assuming maximum allowable tender of Ordinary Shares), as presented in the Unaudited Condensed Combined Pro Forma Statements of Operations for the nine months ended March 31, 2013 included elsewhere in this Offer to Purchase.

(6)	Equivalent book value per share assuming no tender was calculated using assets on hand for Blue Wolf are $22,481,425 of cash; Ordinary Shares outstanding are 2,658,381. Equivalent book value per share assuming maximum tender; assets on hand for Blue Wolf are $7,845,764 of cash; Ordinary Shares outstanding are 1,190,411.

(7)	Equivalent pro forma earnings per share was calculated using pro forma income before non-recurring charges or credits directly attributable to the Transaction of $2,443,333 (unrealized gain on derivative) divided by 2,658,381 Ordinary Shares (assuming no tender) and 1,190,411 Ordinary Shares (assuming maximum tender).

(8)	Equivalent pro forma earnings per share was calculated using pro forma income before non-recurring charges or credits directly attributable to the Transaction of $1,832,500 (unrealized gain on derivative) divided by 2,658,381 Ordinary Shares (assuming no tender) and 1,190,411 Ordinary Shares (assuming maximum tender).

(9)	Book value per share for the pro forma columns was calculated by dividing the sum of the total shareholder's equity by the Ordinary Shares assumed to be outstanding after the Transaction. Combined Pro Forma (assuming no tender of Ordinary Shares) assumes 3,953,511 Ordinary Shares are outstanding and equals the sum of 4,268,381 Ordinary Shares currently outstanding and 1,295,130 Ordinary Shares to be issued to Li3’s shareholders, less 1,610,000 Ordinary Shares forfeited by the Sponsor. Combined Pro Forma (assuming maximum tender of Ordinary Shares) assumes 2,485,541 shares are outstanding and is (i) the sum of 4,268,381 Ordinary Shares currently outstanding and 1,295,130 Ordinary Shares to be issued to Li3’s shareholders less the maximum allowable tender of 1,467,970 Ordinary Shares and (ii) 1,610,000 Ordinary Shares forfeited by the Sponsor.

(10)	Basic and diluted earnings (loss) per share in the pro forma columns was calculated using the 3,914,370 weighted average shares (assuming no tender of Ordinary Shares) and 2,446,400 Ordinary Shares (assuming maximum allowable tender of Ordinary Shares), as presented in the Unaudited Condensed Combined Pro Forma Statements of Operations for the year ended June 30, 2012 included elsewhere in this Offer to Purchase.”

3.	The section “Unaudited Condensed Combined Pro Forma Financial Information” commencing on page 124 of the Offer to Purchase is hereby amended and restated as follows:

“UNAUDITED CONDENSED COMBINED PRO FORMA FINANCIAL STATEMENTS

The following unaudited condensed combined pro forma balance sheets as of March 31, 2013 and June 30, 212 and the unaudited condensed combined pro forma statements of operations for the nine months ended March 31, 2013 and year ended June 30, 2012, are based on the separate historical financial statements of Li3 and Blue Wolf included elsewhere in this Offer to Purchase.

The unaudited condensed combined pro forma statement of operations for the nine months ended March 31, 2013 and for the year ended June 30, 2012 give pro forma effect to the Transaction as if it had occurred on July 1, 2011. The unaudited condensed combined pro forma balance sheet as of March 31, 2013 gives pro forma effect to the Transaction as if it had occurred on such date.

 The historical financial information has been adjusted to give effect to pro forma events that are related and/or directly attributable to the Transaction, are factually supportable and, in the case of the unaudited pro forma condensed combined statements of operations data, are expected to have a continuing impact on the combined results. The adjustments presented on the unaudited condensed combined pro forma financial information have been identified and presented in “ Unaudited Condensed Combined Pro Forma Financial Data ” to provide relevant information necessary for an accurate understanding of the combined company upon consummation of the Transaction.

On May 21, 2013, Blue Wolf entered into an Agreement and Plan of Merger with Li3, pursuant to which Blue Wolf will merge with and into Merger Sub, a wholly-owned subsidiary of Li3. The Transaction will be accounted for as a recapitalization by Li3 based on the evaluation by Blue Wolf’s management of the facts and circumstances of the Transaction. See “The Transaction — Accounting Treatment” for more information.

This information should be read together with the financial statements of Blue Wolf and Li3 and the respective notes thereto included elsewhere in this Offer to Purchase, “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Blue Wolf” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Li3.”

The unaudited condensed combined pro forma financial statements have been prepared assuming (a) the issuance of 1,581,990 registered Ordinary Shares as Merger Consideration upon consummation of the Transaction and (b) with respect to the number of outstanding Ordinary Shares, the following:

•	Assuming No Tender of Ordinary Shares: This presentation assumes that no Blue Wolf shareholders validly tender their Ordinary Shares pursuant to the Offer.

•	Assuming Maximum Allowable Tender of Ordinary Shares: This presentation assumes that Blue Wolf shareholders validly tender and do not properly withdraw, and that Blue Wolf purchases, 1,467,970 Ordinary Shares at a price of $9.97 per Ordinary Share pursuant to the Offer.

The pro forma adjustments principally give effect to:

The unaudited condensed combined pro forma financial statements are presented for informational purposes only and are subject to a number of uncertainties and assumptions and do not purport to represent what the combined companies’ actual performance or financial position would have been had the Transaction occurred on the dates indicated and does not purport to indicate the financial position or results of operations as of any future date or for any future period.

Blue Wolf Mongolia Holdings Corp. and Li3 Energy, Inc.

Unaudited Condensed Combined Pro Forma Balance Sheet

As of March 31, 2013

Assuming No Tender of Ordinary Shares

		Blue Wolf			No Tender
		Mongolia Holdings			Pro forma
	Li3 Energy, Inc.	Corp.	Pro forma		Combined
	March 31, 2013	March 31, 2013	Adjustments		March 31, 2013
Assets

Current assets:
Cash	$2,349,834	$49,340	80,248,791	(1)	$21,331,713
			(57,767,366	)(2)
			(1,348,886	)(3)
			(1,900,000	)(7)
			(300,000	)(8)
Prepaid expenses and other current assets	99,931	6,967			106,898
Total current assets	2,449,765	56,307			21,438,611

Mineral rights	63,741,000	-			63,741,000
Property and equipment, net	137,551	-			137,551
Other assets	11,183	-			11,183
Investment held in Trust Account	-	80,248,791	(80,248,791	)(1)	-

Total assets	$66,339,499	$80,305,098	$(61,316,252)		$85,328,345

Liabilities and Stockholders’ Equity

Current liabilities:
Accounts payable	$246,104	-			$246,104
Accounts payable - related parties	6,329	-			6,329
Accrued expenses	555,102	86,566			641,668
Accrued registration rights penalties	518,243	-			518,243
Common stock payable	489,631				489,631
Zero-coupon convertible debt	1,779,371	-			1,779,371
Notes payable	95,000	-			95,000
Note payable to affiliate		300,000	(300,000	)(8)	-
Total current liabilities	3,689,780	386,566			3,776,346

Long-term liabilities:
Derivative liabilities - warrant instruments	5,849,223	4,886,667			10,735,890
Deferred underwriters compensation	-	2,415,000	(1,348,886	)(3)	-
			(1,066,114	)(4)
Total liabilities	9,539,003	7,688,233			14,512,236

Ordinary shares subject to possible redemption	-	67,616,855	(57,767,366	)(2)	-
			(9,849,489	)(5)
Common stock subject to rescission	3,041				3,041

Stockholders’ equity:

Preferred stock
Li3 Energy, Inc. – 10,000,000 shares authorized; none issued and outstanding
Blue Wolf Mongolia Holdings Corp. – five classes of unlimited shares authorized; none issued and outstanding
Pro forma combined – five classes of unlimited shares authorized; none issued and outstanding	-	-	-		-

Ordinary shares, no par value	-	5,000,010	394,042	(6)	84,162,736
Blue Wolf Mongolia Holdings Corp - unlimited shares authorized; 3,280,468 issued and outstanding (which excludes 6,782,032 shares subject to possible redemption)
Pro forma combined – unlimited shares authorized; 4,240,371 issued and outstanding
			69,253,081	(6)
			(1,400,000	)(7)
			1,066,114	(4)
			9,849,489	(5)

Common stock
Li3 Energy, Inc. – 990,000,000 shares authorized; 394,041,586 issued and outstanding	394,042	-	(394,042	)(6)	-

Additional paid-in capital	69,253,081	-	(69,253,081	)(6)	-

Accumulated deficit	(35,782,363)	-	(500,000	)(7)	(36,282,363)
Total stockholders’ equity of Company	33,864,760	5,000,010			47,880,373

Non-controlling interests	22,932,695				22,932,695
Total stockholders’ equity	56,797,455	5,000,010			70,813,068

Total Liabilities and stockholders’ equity	$66,339,499	$80,305,098	$(61,316,252)		$85,328,345

(1) To record the release of Blue Wolf's investments held in trust account and reclassification of $80,248,791 to cash that becomes available for transaction expenses, redemption of Public Shares and the operating expenses of the combined company following the Transaction.

(2) To record the payment of approximately $57.8 million for the tender of 5,794,119 ordinary shares of Blue Wolf at $9.97 per share for the ordinary shares actually redeemed in April 2013.

(3) To record the payment of deferred underwriters compensation. Based on an amendment to the original deferred compensation arrangement in June 2013, the underwriters will receive upon the closing of the Transaction, in lieu of the original fee of $2.415 million, an amount equal to the greater of: (i) $350,000 and (ii) six percent (6%) of the amount of cash remaining in the Trust Account at the closing of the Transaction after payment of the aggregate redemption price to holders of Public Shares that have tendered such shares to Blue Wolf ($22,481,425) attributable to Blue Wolf's existing shareholders or new shareholders introduced to Blue Wolf by the underwriters.

(4) To record the reduction of the deferred underwriters compensation liability (as described in footnote (3)) by Blue Wolf that was settled as a reduction to offering costs (Original liability of $2,415,000 less amended compensation liability of $1,348,886).

(5) To reclassify amounts classified as ordinary shares subject to redemption (temporary equity) to ordinary shares (permanent equity) for shares not redeemed as part of the Transaction.

(6) To record the merger consideration for the Transaction. Li3 shareholders will receive 1 ordinary share of Blue Wolf for every 250 shares of Li3 common stock held. Upon the consummation of the Transaction, all of the issued and outstanding shares of Li3’s common stock will cease to exist, and all of Li3’s paid-in capital will transfer to ordinary shares of Blue Wolf.

(7) The total estimated merger costs are $2.2 million (which includes $1.4 million incurred by Blue Wolf, $0.5 million incurred by Li3 and $0.3 million for the payment of the affiliate note payable). The board of directors of each company considered the estimated merger costs in their evaluation of the merits of the business combination.

(8) To record payment of affiliate note payable of $300,000.

Blue Wolf Mongolia Holdings Corp. and Li3 Energy, Inc.

Unaudited Condensed Combined Pro Forma Balance Sheet

As of March 31, 2013

Assuming Maximum Tender of Ordinary Shares

					Maximum
		Blue Wolf			Tender
		Mongolia Holdings			Pro forma
	Li3 Energy, Inc.	Corp.	Pro forma		Combined
	March 31, 2013	March 31, 2013	Adjustments		March 31, 2013
Assets
Current assets:
Cash	$2,349,834	$49,340	80,248,791	(1)	$7,574,192
			(72,403,027	)(2)
			(470,746	)(3)
			(1,900,000	)(7)
			(300,000	)(8)
Prepaid expenses and other current assets	99,931	6,967			106,898
Total current assets	2,449,765	56,307			7,681,090

Mineral rights	63,741,000	-			63,741,000
Property and equipment, net	137,551	-			137,551
Other assets	11,183	-			11,183
Investment held in Trust Account	-	80,248,791	(80,248,791	)(1)	-

Total assets	$66,339,499	$80,305,098	$(75,073,773)		$71,570,824

Liabilities and Stockholders’ Equity

Current liabilities:
Accounts payable	$246,104	-			$246,104
Accounts payable - related parties	6,329	-			6,329
Accrued expenses	555,102	86,566			641,668
Accrued registration rights penalties	518,243	-			518,243
	489,631				489,631
Zero-coupon convertible debt	1,779,371	-			1,779,371
Notes payable	95,000	-			95,000
		300,000	(300,000	)(8)	-
Total current liabilities	3,689,780	386,566			3,776,346

Long-term liabilities:
Derivative liabilities - warrant instruments	5,849,223	4,886,667			10,735,890
Deferred underwriters compensation	-	2,415,000	(470,746	)(3)	-
			(1,944,254	)(4)
Total liabilities	9,539,003	7,688,233			14,512,236

Ordinary shares subject to possible redemption	-	67,616,855	(67,616,855	)(2)	-

Common stock subject to rescission	3,041		-		3,041

Stockholders’ equity:

Preferred stock	-	-	-		-
Li3 Energy, Inc. – 10,000,000 shares authorized; none issued and outstanding
Blue Wolf Mongolia Holdings Corp. – five classes of unlimited shares authorized; none issued and outstanding
Pro forma combined – five classes of unlimited shares authorized; none issued and outstanding

Ordinary shares, no par value	-	5,000,010	394,042	(6)	70,405,215
Blue Wolf Mongolia Holdings Corp. - unlimited shares authorized; 3,280,468 issued and outstanding (which excludes 6,782,032 shares subject to possible redemption)
Pro forma combined – unlimited shares authorized; 2,772,401 issued and outstanding
			69,253,081	(6)
			(1,400,000	)(7)
			(4,786,172	)(2)
			1,944,254	(4)

Common stock
Li3 Energy, Inc. – 990,000,000 shares authorized; 394,041,586 issued and outstanding	394,042	-	(394,042	)(6)	-

Additional paid-in capital	69,253,081	-	(69,253,081	)(6)	-

Accumulated deficit	(35,782,363)	-	(500,000	)(7)	(36,282,363)
Total stockholders’ equity of Company	33,864,760	5,000,010			34,122,852

Non-controlling interests	22,932,695				22,932,695
Total stockholders’ equity	56,797,455	5,000,010			57,055,547

Total Liabilities and stockholders’ equity	$66,339,499	$80,305,098	$(75,073,773)		$71,570,824

(1) To record the release of Blue Wolf's investments held in trust account and reclassification of $80,248,791 to cash that becomes available for transaction expenses, redemption of Public Shares and the operating expenses of the combined company following the Transaction.

(2) To record the payment of approximately $72.4 million for the purchase of 7,262,089 ordinary shares of Blue Wolf at $9.97 per share for the ordinary shares redeemed (of which approximately $57.8 million was paid for the purchase of 5,794,119 ordinary shares of Blue Wolf at $9.97 per share for ordinary shares actually redeemed in April 2013). As a result of the liability recorded for the Blue Wolf warrants of $4,886,667, ordinary shares subject to possible redemption were reduced to maintain net tangible assets above $5,000,001. However, this had no impact on the cash held in the Trust Account, and therefore, did not impact the intended maximum redemption of $72.4 million, which provided the target post-Transaction operating cash. As a result, the excess of $4,786,172 of the maximum tender over the ordinary shares subject to possible redemption was adjusted out of permanent equity.

(3) To record the deferred underwriters compensation. Based on an amendment to the original deferred compensation arrangement in June 2013, the underwriters will receive upon the closing of the Transaction, in lieu of the original fee of $2.415 million, an amount equal to the greater of: (i) $350,000 and (ii) six percent (6%) of the amount of cash remaining in the Trust Account at the closing of the Transaction after payment of the aggregate redemption price to holders of Public Shares that have tendered such shares to Blue Wolf ($7,845,764) attributable to Blue Wolf's existing shareholders or new shareholders introduced to Blue Wolf by the underwriters.

(4) To record the reduction of the deferred underwriters compensation liability (as described in footnote (3)) by Blue Wolf that was settled as a reduction to offering costs (Original liability of $2,415,000 less amended compensation liability of $470,746).

(5) Intentionally omitted.

(6) To record the merger consideration for the Transaction. Li3 shareholders will receive 1 ordinary share of Blue Wolf for every 250 shares of Li3 common stock held. Upon the consummation of the Transaction, all of the issued and outstanding shares of Li3’s common stock will cease to exist, and all of Li3’s paid-in capital will transfer to ordinary shares of Blue Wolf.

(7) The total estimated merger costs are $2.2 million (which includes $1.4 million incurred by Blue Wolf, $0.5 million incurred by Li3 and $0.3 million for the payment of the affiliate note payable). The board of directors of each company considered the estimated merger costs in their evaluation of the merits of the business combination.

(8) To record payment of affiliate note payable of $300,000.

Blue Wolf Mongolia Holdings Corp. and Li3 Energy, Inc.
Unaudited Condensed Combined Pro Forma Statements of Operations
For the Nine Months Ended March 31, 2013

		Blue Wolf
		Mongolia Holdings			Pro forma
	Li3 Energy, Inc.	Corp.			Combined
	Nine months ended	Nine months ended	Pro forma		Nine months ended
	March 31, 2013	March 31, 2013	Adjustments (3)		March 31, 2013
Operating expenses:
Exploration expense	$456,945	$-			$456,945
Selling, general and administrative	3,700,329	607,559	(607,559	) (1)	3,700,329
Loss on settlements, net	5,816				5,816
Total operating expenses	4,163,090	607,559			4,163,090

Operating loss	4,163,090	607,559			4,163,090

Other income (expense):
Change in fair value of derivative liabilities - warrant instruments	6,453,869	2,443,333			8,897,202
Gain on foreign currency transactions	19,723	-			19,723
Warrant modification expense	(171,150)	-			(171,150)
Interest expense	(298,533)	4,595	(4,595	) (2)	(298,533)
Loss on debt extinguishment	(37,235)	-			(37,235)
Total other income	5,966,674	2,447,928			8,410,007

Net income	1,803,584	1,840,369			4,246,917
Loss attributable to the noncontrolling interest	187,898				187,898
Net income attributable to the Company	$1,991,482	$1,840,369			$4,434,815

Net income per share attributable to shareholders:					No Tender	Maximum Tender
Basic		$0.57			$1.06	$1.64
Diluted		$0.57			$1.05	$1.60

Weighted average shares outstanding:					No Tender (8)	Maximum Tender (8)
Basic		3,234,334			4,179,875 (4)	2,711,905	(6)
Diluted		3,234,334			4,241,746 (5)	2,773,776	(7)

(1) To remove general and administrative expenses incurred by Blue Wolf prior to the Transaction which related principally to: (1) searching for a business combination which resulted directly from the Transaction and will not be incurred by the combined company post-Transaction; and (2) complying with SEC reporting requirements. Since Li3 is already a public registrant, Li3’s historical financial information includes costs incurred in complying with SEC reporting requirements, which will continue post-Transaction. Therefore, the duplicative costs incurred by Blue Wolf will be eliminated.

(2) Reflects the adjustment to eliminate interest income earned on cash held in trust.

(3) Merger costs are not reflected in the pro-formas as they are not recurring in nature.

(4) Basic weighted average shares outstanding were calculated as follows:

	380,373,535		Weighted average outstanding shares of Li3 Energy, Inc. at March 31, 2013
Divided by		250	To record the 1 for 250 exchange
	1,521,494		Li3 Energy, Inc. weighted average shares after the share exchange
Plus	2,012,500		Blue Wolf Mongolia Holdings Corp. Founder shares
Minus	(1,610,000)		Blue Wolf Mongolia Holdings Corp. Founder shares cancelled in connection with merger agreement
Plus	2,255,881		Blue Wolf Mongolia Holdings Corp. shares outstanding assuming no tender (8,050,000 - 5,794,119)
	4,179,875		Pro forma weighted average outstanding shares

(5) Diluted Weighted average shares outstanding were calculated as follows:

	395,841,166		Weighted average outstanding shares of Li3 Energy, Inc. at March 31, 2013
Divided by		250	To record the 1 for 250 exchange
	1,583,365		Li3 Energy, Inc. weighted average shares after the share exchange
Plus	2,012,500		Blue Wolf Mongolia Holdings Corp. Founder shares
Minus	(1,610,000)		Blue Wolf Mongolia Holdings Corp. Founder shares cancelled in connection with merger agreement
Plus	2,255,881		Blue Wolf Mongolia Holdings Corp. shares outstanding assuming no tender (8,050,000 - 5,794,119)
	4,241,746		Pro forma weighted average outstanding shares

(6) Basic Weighted average shares outstanding were calculated as follows:

	380,373,535		Weighted average outstanding shares of Li3 Energy, Inc. at March 31, 2013
Divided by		250	To record the 1 for 250 exchange
	1,521,494		Li3 Energy, Inc. weighted average shares after the share exchange
Plus	2,012,500		Blue Wolf Mongolia Holdings Corp. Founder shares
Minus	(1,610,000)		Blue Wolf Mongolia Holdings Corp. Founder shares cancelled in connection with merger agreement
Plus	787,911		Blue Wolf Mongolia Holdings Corp. shares outstanding assuming maximum tender (8,050,000 - 7,262,089)
	2,711,905		Pro forma weighted average outstanding shares

(7) Diluted Weighted average shares outstanding were calculated as follows:

	395,841,166		Weighted average outstanding shares of Li3 Energy, Inc. at March 31, 2013
Divided by		250	To record the 1 for 250 exchange
	1,583,365		Li3 Energy, Inc. weighted average shares after the share exchange
Plus	2,012,500		Blue Wolf Mongolia Holdings Corp. Founder shares
Minus	(1,610,000)		Blue Wolf Mongolia Holdings Corp. Founder shares cancelled in connection with merger agreement
Plus	787,911		Blue Wolf Mongolia Holdings Corp. shares outstanding assuming maximum tender (8,050,000 - 7,262,089)
	2,773,776		Pro forma weighted average outstanding shares

(8)	At March 31, 2013, Li3 Energy, Inc. excluded 161,376,432/250 exchange = 645,506 warrants and 1,450,000/250 exchange = 5,800 stock options from diluted EPS for anti-dilution reasons.
At March 31, 2013, Blue Wolf Mongolia Holdings Corp. excluded 8,050,000 warrants from diluted EPS for anti-dilution reasons.
At March 31, 2013, the combined pro forma EPS excludes 645,506 Li3 Energy, Inc. warrants, 5,800 stock options, and 8,050,000 Blue Wolf Mongolia Holdings Corp. warrants for anti-dilution reasons.

Blue Wolf Mongolia Holdings Corp. and Li3 Energy, Inc.

Unaudited Condensed Combined Pro Forma Statements of Operations

For the Year Ended June 30, 2012

		Blue Wolf
		Mongolia Holdings			Pro forma
	Li3 Energy, Inc.	Corp.			Combined
	Year Ended	Year Ended	Pro forma		Year Ended
	June 30, 2012	June 30, 2012	Adjustments (3)		June 30, 2012

Operating expenses:
Exploration expenses	$6,193,533	$-			$6,193,533
General and administrative expenses	6,996,043	563,642	(563,642)	(1)	6,996,043
Mineral rights impairment expense	300,000	-			300,000
Total operating expenses	13,489,576	563,642			13,489,576

Operating loss	13,489,576	563,642			13,489,576

Other income (expense):
Change in fair value of derivative liabilities - warrant instruments	10,780,342	1,832,500			12,612,842
Gain on foreign currency transactions	14,142	-			14,142
Interest income (expense)	(1,150,634)	6,948	(6,948)	(2)	(1,150,634)
Loss on debt extinguishment	(841,752)	-			(841,752)
Total other income	8,802,098	1,839,448			10,634,598

Net income (loss)	(4,687,478)	1,275,806			(3,411,672)
Loss attibutable to the noncontrolling interest	(2,375,407)	-			(2,375,407)
Net income (loss) attributable to the Company	(2,312,071)	1,275,806			(1,036,265)

Net income (loss) per share attributable to shareholders:					No Tender	Maximum Tender
Basic		$0.36			$(0.26)	$(0.42)
Diluted		$0.36			$(0.26)	$(0.42)

Weighted average shares outstanding:					No Tender (6)	Maximum Tender	(6)
Basic		3,499,477			3,914,370 (4)	2,446,400	(5)
Diluted		3,499,477			3,914,370 (4)	2,446,400	(5)

Pro forma footnotes:

(1) To remove general and administrative expenses incurred by Blue Wolf prior to the Transaction which related principally to: (1) searching for a business combination which resulted directly from the Transaction and will not be incurred by the combined company post-Transaction; and (2) complying with SEC reporting requirements. Since Li3 is already a public registrant, Li3’s historical financial information includes costs incurred in complying with SEC reporting requirements, which will continue post-Transaction. Therefore, the duplicative costs incurred by Blue Wolf will be eliminated.

(2) Reflects the adjustment to eliminate interest income earned on cash held in trust.

(3) Merger costs are not reflected in the pro-formas as they are not recurring in nature.

(4) Basic and Diluted Weighted average shares outstanding were calculated as follows:

	313,997,372	Weighted average outstanding shares of Li3 Energy, Inc. at June 30, 2012
Divided by	250	To record the 1 for 250 exchange
	1,255,989	Li3 Energy, Inc. weighted average shares after the share exchange
Plus	2,012,500	Blue Wolf Mongolia Holdings Corp. Founder shares
Minus	(1,610,000)	Blue Wolf Mongolia Holdings Corp. Founder shares cancelled in connection with merger agreement
Plus	2,255,881	Blue Wolf Mongolia Holdings Corp. shares outstanding assuming no tender (8,050,000 - 5,794,119)
	3,914,370	Pro forma weighted average outstanding shares

(5) Basic and Diluted Weighted average shares outstanding were calculated as follows:

	313,997,372	Weighted average outstanding shares of Li3 Energy, Inc. at June 30, 2012
Divided by	250	To record the 1 for 250 exchange
	1,255,989	Li3 Energy, Inc. weighted average shares after the share exchange
Plus	2,012,500	Blue Wolf Mongolia Holdings Corp. Founder shares
Minus	(1,610,000)	Blue Wolf Mongolia Holdings Corp. Founder shares cancelled in connection with merger agreement
Plus	787,911	Blue Wolf Mongolia Holdings Corp. shares outstanding assuming maximum tender (8,050,000 - 7,262,089)
	2,446,400	Pro forma weighted average outstanding shares

(6) At June 30, 2012, Li3 Energy, Inc. excluded 89,284,712/250 exchange = 357,139 warrants, 533,333/250 exchange = 2,133 stock options, and 14,859,842/250 share exchange = 59,439 of shares issuable from convertible debt from diluted EPS for anti-dilution reasons.

At June 30, 2012, Blue Wolf Mongolia Holdings Corp. excluded 8,050,000 warrants from diluted EPS for anti-dilution reasons.

At June 30, 2012, the combined pro forma EPS exludes 357,139 Li3 Energy, Inc. warrants, 2,133 stock options, 59,439 shares issuable from convertible debt and 8,050,000 Blue Wolf Mongolia Holdings Corp. warrants for anti-dilution reasons.

Item 12. Exhibits.

Item 12 is hereby amended and supplemented by adding the following exhibits:

Exhibit Number	Description
(a)(5)(C)	Revised Investor Presentation dated June 2013.

(a)(5)(D)	Press Release, dated June 20, 2013.

(d)(12)	Investor Rights Agreement, dated June 13, 2013, by and between Blue Wolf Mongolia Holdings Corp., Li3 Energy, Inc. and POSCO Canada Ltd.

(d)(13)	Form of Lock-Up and Support Agreement.

(d)(14)	Revised Letter Agreement, dated June 20, 2013, by and between Blue Wolf Mongolia Holdings Corp., Deutsche Bank Securities and Odeon Capital.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BLUE WOLF MONGOLIA HOLDINGS CORP.

By:	/s/ Lee Kraus
Lee Kraus
Chief Executive Officer

Date: June 24, 2013

INDEX TO EXHIBITS

Exhibit Number	Description

(a)(1)(A)*	Offer to Purchase dated May 21, 2013.

(a)(1)(B)*	Letter of Transmittal To Tender Ordinary Shares.

(a)(1)(C)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(D)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(5)(A)	Press Release, dated May 21, 2013 (incorporated by reference to Exhibit 15.2 to the Form 6-K filed by Blue Wolf Mongolia Holdings Corp. on May 21, 2013).

(a)(5)(B)	Investor Presentation dated May 21, 2013 (incorporated by reference to Exhibit 15.1 to the Form 6-K filed by Blue Wolf Mongolia Holdings Corp. on May 21, 2013).

(a)(5)(C)	Revised Investor Presentation dated June 2013.

(a)(5)(D)	Press Release, dated June 20, 2013

(d)(1)	Underwriting Agreement, dated July 14, 2011, by and between Blue Wolf Mongolia Holdings Corp. and Deutsche Bank Securities , as representative of the underwriters (incorporated by reference to Exhibit 1.1 to the Form 8-K filed by Blue Wolf Mongolia Holdings Corp. on July 20, 2011).

(d)(2)	Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 3.1 to the Form 6-K filed by Blue Wolf Mongolia Holdings Corp. on April 18, 2013).

(d)(3)	Warrant Agreement, dated July 14, 2011, by and between Blue Wolf Mongolia Holdings Corp. and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.1 to the Form 8-K filed by Blue Wolf Mongolia Holdings Corp. on July 20, 2011)

(d)(4)	Investment Management Trust Agreement, dated July 14, 2011, by and between Blue Wolf Mongolia Holdings Corp. and Blue Wolf MHC Corp. (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Blue Wolf Mongolia Holdings Corp. on July 20, 2011).

(d)(5)	Registration Rights Agreement, dated as of July 14, 2011, by and among Blue Wolf Mongolia Holdings Corp. and Blue Wolf MHC Ltd. (incorporated by reference to Exhibit 10.2 to the Form 8-K filed by Blue Wolf Mongolia Holdings Corp. on July 20, 2011)

(d)(6)	Letter Agreement, dated as of July 14, 2011, by and among Blue Wolf Mongolia Holdings Corp. and Blue Wolf MHC Ltd., and each of the directors and officers of Blue Wolf Mongolia Holdings Corp. (incorporated by reference to Exhibit 10.3 to the Form 8-K filed by Blue Wolf Mongolia Holdings Corp. on July 20, 2011).

(d)(7)	Agreement and Plan of Merger by and among Blue Wolf Mongolia Holdings Corp., Blue Wolf Acquisition Sub, Inc. and Li3 Energy, Inc., dated May 21, 2013 (incorporated by reference to Exhibit 4.1 to the Form 6-K filed by Blue Wolf Mongolia Holdings Corp. on May 21, 2013).

(d)(8)	Letter Agreement, dated April 12, 2013, by and between Blue Wolf Mongolia Holdings Corp., Deutsche Bank Securities and Odeon Capital (incorporated by reference to Exhibit 4.3 to the Form 6-K filed by Blue Wolf Mongolia Holdings Corp. on May 21, 2013).

(d)(9)	Amendment No. 1 to the Investment Management Trust Agreement, dated April 17, 2013, by and between Blue Wolf Mongolia Holdings Corp. and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 10.1 to the Form 6-K filed by Blue Wolf Mongolia Holdings Corp. on April 18, 2013).

(d)(10)	Sponsor Agreement, dated May 21, 2013, by and between Blue Wolf Mongolia Holdings Corp. and Blue Wolf MHC Ltd. (incorporated by reference to Exhibit 4.2 to the Form 6-K filed by Blue Wolf Mongolia Holdings Corp. on May 21, 2013).

(d)(11)	Amended and Restated Promissory Note, dated May 21, 2013, issued to Blue Wolf MHC Ltd. in the amount of $400,000 (incorporated by reference to Exhibit 4.4 to the Form 6-K filed by Blue Wolf Mongolia Holdings Corp. on May 21, 2013).

(d)(12)	Investor Rights Agreement, dated June 13, 2013, by and between Blue Wolf Mongolia Holdings Corp., Li3 Energy, Inc. and POSCO Canada Ltd.

(d)(13)	Form of Lock-Up and Support Agreement.

(d)(14)	Revised Letter Agreement, dated June 20, 2013, by and between Blue Wolf Mongolia Holdings Corp., Deutsche Bank Securities and Odeon Capital.

(g)	Not applicable.

(h)	Not applicable.

* Previously filed